News Release TSX-V: PDO 11-13 August 15, 2011

PORTAL RESOURCES ESTABLISHES OIL PRODUCTION AT ITS SALT LAKE PROJECT IN SASKATCHEWAN AND ACQUIRES LAND IN PROVOST, ALBERTA

Portal Resources Ltd. (TSX Venture Exchange: PDO) (Frankfurt: P5H) is pleased to announce that it has established oil production through a five-well drilling program targeting the Birdbear formation at its Salt Lake Project in West Central Saskatchewan. Planning for additional wells is now underway.

Salt Lake Project – Oil Production Established

Portal has now drilled and completed two horizontal wells, one vertical well and two well re-entries at its Salt Lake Project. Three wells were tested and brought on stream during the month of June, achieving combined average production of 130 bopd (33 bopd net to Portal) for the month. The fourth well was brought on production in the first week of July and is being monitored.  The fifth well requires additional completion testing. Portal encountered startup delays due to abnormally wet weather conditions in the area.

Salt Lake Project – Additional Horizontal Wells Planned

Planning is underway to continue development drilling on the Salt Lake Project with up to four additional horizontal wells anticipated prior to year-end.  The timing of the new wells will be dependent on permitting and drill rig availability.

Portal has a 25% working interest in the Salt Lake Project, which covers six sections of land (3,840 acres) near the town of Macklin in West Central Saskatchewan.  The Birdbear oil play is a carbonate/dolomite formation that correlates to the Nisku formation in Alberta.   The formation lies at a depth of approximately 800 meters with a pay zone of four to seven meters of 12° API oil.  Horizontal wells drilled in Saskatchewan qualify for the provincial drilling incentive program (2.5% royalty on the first 100,000 barrels of oil).

Acquisitions

Portal has acquired, through Crown land auctions, 3.2 sections of land (2,048 acres) in the Provost area of Alberta, subject to a 6% gross over-riding royalty (GORR) and provincial royalties. The prospect is a Mannville channel play of medium gravity oil and natural gas.  Portal is now in the process of reviewing available seismic data, finalizing plans to re-enter or re-complete existing wells to test productivity and pursuing the possibility of acquiring offsetting lands.

Additionally, Portal has acquired a 50% working interest in two sections of land (1,280 acres) in the Primate, Saskatchewan area.  An evaluation of existing seismic data indicates two potential Mannville oil channel locations with additional offset locations.  A development strategy is underway involving the acquisition of additional lands, 3-D seismic data and identification of additional drilling locations.  Portal anticipates drilling operations on the lands will commence following a 3-D seismic program in the first quarter of 2012.  The analog pool to which the play is being modeled has produced in excess of 1.5 million stock tank barrels (MMstb) to date.  Portal continues to evaluate and pursue several additional acquisitions in Western Canada.

About Portal

Portal Resources is focused on the exploration and development of oil and gas in North America.  Please refer to the Company’s website for additional information at www.portalresources.net.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

This press release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”